Exhibit 4.51

English Summary

of

Supplemental Agreement to the CDMA Network Capacity Lease Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

China Telecom Corporation Limited (“Party A”) and China Telecommunications Corporation (“Party B”) entered into the CDMA Network Capacity Lease Agreement on July 27, 2008.

The Parties entered into the Supplemental Agreement to the CDMA Network Capacity Lease Agreement (the “Supplemental Agreement”) on August 25, 2010 to amend the CDMA Network Capacity Lease Agreement.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The Parties agree to amend Article 4.2 of the CDMA Network Capacity Lease Agreement and to extend the lease period therein as from January 1, 2011 to December 31, 2012. Prior to the expiration of this agreement, Party B may deliver a written notification to Party A 180 days in advance to renew this agreement for a certain period as agreed upon by both Parties.

The Parties agree that the term of this Supplemental Agreement and the extended term of the CDMA Network Capacity Lease Agreement are from January 1, 2011 to December 31, 2012.

2.	The Parties agree to amend Article 6.1 of the CDMA Network Capacity Lease Agreement as follows: “The annual lease fee during the term of lease shall be 28% of the audited CDMA Service Revenue of the same year. Whatever the annual CDMA Service Revenue of the year, the network lease fee shall not be lower than the minimum annual lease fee. The CDMA Service Revenue shall be calculated in accordance with Articles 6.3, 6.4, and 6.5 below.”

3.	The Parties agree to amend Article 6.2 of the CDMA Network Capacity Lease Agreement as follows: “The minimum annual lease fee during the term of lease shall be 90% of the total amount of the lease fee paid by the China Telecom Corporation Limited to China Telecommunications Corporation in the previous year.”

4.	The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolutions shall be governed by the PRC laws.

5.	Any dispute arising between both Parties concerning the validity, interpretation or performance of this Supplemental Agreement and the CDMA Network Capacity Lease Agreement shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days after the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

6.	This Supplemental Agreement shall become effective as of January 1, 2011 upon shareholders’ approval at the annual general meeting.

7.	If there is any conflict between the CDMA Network Capacity Lease Agreement and this Supplemental Agreement after this Supplemental Agreement becomes effective, this Supplemental Agreement shall prevail.

8.	Unless otherwise specified, the definitions of the terms in this Supplemental Agreement shall be the same as those in the CDMA Network Capacity Lease Agreement.